QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

SPECIAL DEVICES, INCORPORATED
LIST OF SUBSIDIARIES

Name	Jurisdiction Where Subsidiary is Incorporated
Special Devices Germany GmbH	Germany
Special Devices Japan Kabushiki Kaisha	Japan
Special Devices (Thailand) Co., Ltd.	Thailand

QuickLinks

SPECIAL DEVICES, INCORPORATED LIST OF SUBSIDIARIES